Exhibit 99.1

New Oriental Announces Results for the Fourth Fiscal Quarter and the Fiscal Year Ended May 31, 2020

Fiscal Year Net Revenues Increased by 15.6% Year-Over-Year

Fiscal Year Student Enrollments Increased by 26.3% Year-Over-Year

Fiscal Year Net Income Attributable to New Oriental Increased by 73.6% Year-Over-Year

BEIJING, July 28, 2020 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth fiscal quarter ended May 31, 2020.

Financial Highlights for the Fourth Fiscal Quarter Ended May 31, 2020

•	Total net revenues decreased by 5.3% year-over-year to US$798.5 million for the fourth fiscal quarter of 2020.

•	Operating income decreased by 86.7% year-over-year to US$10.3 million for the fourth fiscal quarter of 2020.

•	Non-GAAP operating income ,which excludes share-based compensation expenses, decreased by 68.3% year-over-year to US$32.5 million for the fourth fiscal quarter of 2020.

•	Net income attributable to New Oriental decreased by 69.5% year-over-year to US$13.2 million for the fourth fiscal quarter of 2020.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses and gain / (loss) from fair value change of long-term investments, decreased by 49.0% year-over-year to US$48.5 million for the fourth fiscal quarter of 2020.

Key Financial Results

(in thousands US$, except per ADS(1) data)	4Q FY2020	4Q FY2019	% of change
Net revenues	798,473	842,851	-5.3%
Operating income	10,255	76,972	-86.7%
Non-GAAP operating income (2)(3)	32,528	102,712	-68.3%
Net income attributable to New Oriental	13,191	43,248	-69.5%
Non-GAAP net income attributable to New Oriental (2)(3)	48,505	95,075	-49.0%
Net income per ADS attributable to New Oriental—basic	0.08	0.27	-69.6%
Net income per ADS attributable to New Oriental—diluted	0.08	0.27	-69.6%
Non-GAAP net income per ADS attributable to New Oriental—basic(3)(4)	0.31	0.60	-49.2%
Non-GAAP net income per ADS attributable to New Oriental—diluted(3)(4)	0.30	0.60	-49.1%

(in thousands US$, except per ADS(1) data)	FY2020	FY2019	% of change
Net revenues	3,578,682	3,096,491	15.6%
Operating income	399,003	305,534	30.6%
Non-GAAP operating income(2)(3)	461,060	376,870	22.3%
Net income attributable to New Oriental	413,333	238,065	73.6%
Non-GAAP net income attributable to New Oriental(2)(3)	484,155	411,080	17.8%
Net income per ADS attributable to New Oriental—basic	2.61	1.50	73.5%
Net income per ADS attributable to New Oriental—diluted	2.59	1.50	73.1%
Non-GAAP net income per ADS attributable to New Oriental—basic(3)(4)	3.06	2.60	17.7%
Non-GAAP net income per ADS attributable to New Oriental—diluted(3)(4)	3.03	2.58	17.4%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and loss from fair value change of long-term investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Fourth Fiscal Quarter Ended May 31, 2020

•	Total student enrollments in academic subjects tutoring and test preparation courses decreased by 6.2% year-over-year to approximately 2,585,600 for the fourth fiscal quarter of 2020.

•

The total number of schools and learning centers was 1,465 as of May 31, 2020, an increase of 211 compared to 1,254 as of May 31, 2019, and an increase of 49 compared to 1,416 as of February 29, 2020. The total number of schools was 104 as of May 31, 2020.

Michael Yu, New Oriental’s Executive Chairman, commented, “As we guided in the previous quarter, the outbreak of COVID-19 pandemics around the globe starting from March posed continuing pressure on our key business lines. We saw challenges on acquiring new customers during the pandemics, and the enrollment for summer courses has also been delayed. For the fourth quarter of fiscal year, net revenue was down 5.3%, or 1% if measured in Renminbi. We see a mix of results amongst business lines. Our U-Can middle and high school all-subjects after-school tutoring business grew by approximately 1%, or 5% if measured in Renminbi. Furthermore, our POP Kids program achieved a growth of approximately 10%, or 14% if measured in Renminbi. But our overseas related businesses, including test preparation and consulting business, faced the most difficult challenges, due to cancellation of overseas exams, suspension of overseas schools and restrictions on travels. The overseas test preparation business declined by approximately 52%, or 50% if measured in Renminbi. Overseas study consulting business grew by approximately 6%, or 11% if measured in Renminbi.

Going into the spring semester, we continued to leverage our self-developed OMO (online merging offline) system to provide highly interactive small size online live broadcasting classes to all students. The refund rates from cancellations have been stabilized at a normal level while our customer retention rates from winter to spring semester and from spring to summer semester were trending higher than the same periods last year, which demonstrated our customers’ satisfaction and the effectiveness of our online courses through our OMO system. As the importance of online education becomes more apparent than ever before, we put more focus on our key growth driver OMO strategy, which will enable our service to virtually reach more Chinese cities and a broader pool of students, and offer low-cost experimental online classes to attract new customers. We believe this business direction can take advantage of the digital trend and will substantially boost our enrollment rate and profitability in the coming quarters. Besides our OMO system, we also continued to make strategic investments into our dual-teacher model classes as well as new initiatives in K-12 tutoring on our pure online education platform, Koolearn.com. During the past quarter, Koolearn proactively provided free spring-semester courses which enabled a large number of new students to experience Koolearn’s online large class K-12 courses, and has successfully contributed a significant increase in new customers as a result. ”

Mr. Yu continued, “Looking ahead, we are also pleased to see that we have gradually resumed our offline operation in over 90% of cities that we have presence in, with a vast amount of students returning to our offline learning centers. Despite the challenges in the near term, we remain optimistic about a recovery of business in the coming new fiscal year and a brighter prospect of our business in the long run. We are certain that with New Oriental’s leading brand, superior education product and system and the best teaching resources, we will continue to capture more market share with our leading position in China’s huge after-school tutoring and training market and deliver long-term value for our shareholders.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “During the fourth fiscal quarter, notwithstanding the disruptions to our daily operations, we remained committed to carrying out our expansion plan and added a net of 44 learning centers in cities we currently operate in and opened one new offline training school in a new city and four new dual-teacher model schools in four new cities. By the end of this fiscal year, the total square meters of classroom area increased by approximately 26% comparing with the end of fiscal year 2019. We target to increase about 20-25% capacity for the next fiscal year. We believe our fresh offline facilities and proven scalability will prepare us to capture the market consolidation opportunity post-COVID.”

Mr. Zhou continued, “In addition, our summer promotion strategy also delivered outstanding results as the promotion enrollments before the start of the summer holiday by mid-July this year reached 986,000, achieving a 20% year-over-year increase. The encouraging result indicate the opportunity we have taken to increase our market share amid market consolidation, as certain players may lack the financial and digital capabilities to sustain their operations during such difficult times. ”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “For the whole fiscal year 2020, despite being faced with huge challenges from the COVID-19 pandemic, we still delivered an expansion of Non-GAAP operating margin of 70 basis points year-over-year to 12.9%, compared to 12.2% for the previous fiscal year. During the quarter, due to the continuing pressure on our topline and the increased spending from offering free classes to promote Koolearn’s online large class K-12 courses, our gross margin for the quarter was 51.0%, down 500 basis points year-over-year. Our Non-GAAP operating margin for the quarter was 4.1%, down 810 basis points year-over-year, and Non-GAAP net margin for the quarter was 6.1%, down 520 basis points year-over-year. In order to minimize the negative impact on our bottom line, we actively adjusted our operational strategy and made more efforts on cost control and reducing expenditures, especially for business lines facing bigger negative impact in the near term. We believe that our continuous efforts will sustain us through the crisis and hopeful that the adverse effects on our business from the pandemic will subside gradually.”

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2020

Net Revenues

For the fourth fiscal quarter of 2020, New Oriental reported net revenues of US$798.5 million, representing a 5.3% decrease year-over-year. Net revenues from educational programs and services for the fourth fiscal quarter were US$664.9 million, representing a 7.3% decrease year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the fourth fiscal quarter of 2020 decreased by 6.2% year-over-year to approximately 2,585,600. The decline of the number of student enrollments is primarily due to the outbreak of COVID-19, which has caused challenges on acquiring new customers in the quarter and a delay in student enrollments for summer and autumn classes.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$788.2 million, representing a 2.9% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$765.9 million, representing a 3.5% increase year-over-year.

•

Cost of revenues increased by 5.3% year-over-year to US$391.1 million, primarily due to increases in teachers’ compensation for more teaching hours and higher rental costs for the increased number of schools and learning centers in operation.

•

Selling and marketing expenses increased by 11.4% year-over-year to US$118.0 million, primarily due to the addition of a number of customer service representatives and marketing staff with the aim of capturing the new market opportunity during COVID-19 pandemic, especially for new initiatives in K-12 tutoring on our pure online education platform, Koolearn.com.

•

General and administrative expenses for the quarter decreased by 3.3% year-over-year to US$279.2 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$261.0 million, representing a 1.3% decrease year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 13.5% to US$22.3 million in the fourth fiscal quarter of 2020.

Operating Income and Operating Margin

Operating income was US$10.3 million, an 86.7% decrease from US$77.0 million in the same period of the prior fiscal year. Non-GAAP operating income for the quarter was US$32.5 million, a 68.3% decrease from US$102.7 million in the same period of the prior fiscal year.

Operating margin for the quarter was 1.3%, compared to 9.1% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 4.1%, compared to 12.2% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$13.2million, representing a 69.5% decrease from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.08 and US$0.08, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$48.5 million, representing a 49.0% decrease from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.31 and US$0.30, respectively.

Cash Flow

Net operating cash flow for the fourth fiscal quarter of 2020 was approximately US$108.5 million. Capital expenditures for the quarter were US$89.7 million, which were primarily attributable to opening of 73 facilities and renovations at existing learning centers.

Balance Sheet

As of May 31, 2020, New Oriental had cash and cash equivalents of US$915.1 million, compared to US$1,414.2 million as of May 31, 2019. In addition, the Company had US$284.8 million in term deposits and US$2,318.3 million in short-term investment.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the fourth quarter of the fiscal year 2020 was US$1,324.4 million, an increase of 1.8% from US$1,301.1 million at the end of the fourth quarter of the fiscal year 2019.

Financial Results for the Fiscal Year Ended May 31, 2020

For the fiscal year 2020 ended May 31, 2020, New Oriental reported net revenues of US$3,578.7 million, representing a 15.6% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the fiscal year 2020 increased by 26.3% to approximately 10,590,100.

Operating income for the fiscal year 2020 was US$399.0 million, representing a 30.6% increase year-over-year. Non-GAAP operating income for the fiscal year 2020 was US$461.1 million, representing a 22.3% increase year-over-year.

Operating margin for the fiscal year 2020 was 11.1%, compared to 9.9% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the fiscal year 2020, was 12.9%, compared to 12.2% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the fiscal year 2020 was US$413.3 million, representing a 73.6% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2020 amounted to US$2.61 and US$2.59, respectively.

Non-GAAP net income attributable to New Oriental for the fiscal year 2020 was US$484.2 million, representing a 17.8% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2020 amounted to US$3.06 and US$3.03 respectively.

Outlook for the First Quarter of the Fiscal Year 2021

The impact of the COVID-19 pandemic on our operations has proven to be significant and unpredictable. Not only has the pandemic caused delays in national exams and enrollments for our summer and autumn classes, the resurgence of the pandemic in certain cities, such as Beijing, has further delayed the resumption of schools, which in turn shortened the summer holiday. Under such uncertain circumstances, with less visibility of our business performance data, we have decided to take the most conservative approach to make our forecast for the first quarter of the fiscal year 2021.

New Oriental expects total net revenues in the first quarter of the fiscal year 2021 (June 1, 2020 to August 31, 2020) to be in the range of US$911.2 million to US$953.5 million, representing year-over-year decline in the range of 15% to 11%.

The projected decline of revenue in our functional currency Renminbi is expected to be in the range of 14% to 10% for the first quarter of the fiscal year 2021.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 28, 2020, U.S. Eastern Time (8 PM on July 28, 2020, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: http://apac.directeventreg.com/registration/event/2169323. It will automatically direct you to the registration page of “New Oriental Fourth Fiscal Quarter 2020 Earnings Conference Call” where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “2169323”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

A replay of the conference call may be accessed by phone at the following number until July 28, 2021:

International:	+61 2 8199 0299
Passcode:	2169323

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2021, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain / (loss) from fair value change of long-term investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2020	As of May 31 2019
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	915,057	1,414,171
Restricted cash	—	43
Term deposits	284,793	108,672
Short-term investments	2,318,280	1,668,689
Accounts receivable, net	4,178	3,300
Inventory, net	31,324	29,046
Prepaid expenses and other current assets, net	199,404	199,677
Amounts due from related parties, current	3,384	42,644

Total current assets	3,756,420	3,466,242

Restricted cash, non-current	4,367	4,013
Property and equipment, net	672,455	532,015
Land use rights, net	6,037	6,405
Amounts due from related parties, non-current	22,709	1,204
Long-term deposits	62,116	49,742
Long-term prepaid rents	—	442
Intangible assets, net	10,246	13,935
Goodwill, net	80,366	79,614
Long-term investments, net	431,101	404,704
Deferred tax assets, non-current, net	63,324	61,467
Right-of-use assets	1,425,466	—
Other non-current assets	22,278	26,776

Total assets	6,556,885	4,646,559

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to New Oriental of US$33,646 and US$31,658 as of May 31, 2019 and May 31, 2020, respectively)	33,147	34,057
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to New Oriental of US$518,937 and US$581,576 as of May 31, 2019 and May 31, 2020, respectively)	634,619	576,521
Income taxes payable (including income tax payable of the consolidated variable interest entities without recourse to New Oriental of US$79,067 and US$87,331 as of May 31, 2019 and May 31, 2020, respectively)	101,385	94,071
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to New Oriental of US$472 and US$1,590 as of May 31, 2019 and May 31, 2020, respectively)	1,590	472
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to New Oriental of US$1,268,318 and US$1,317,645 as of May 31, 2019 and May 31, 2020, respectively)	1,324,384	1,301,103
Operating Lease Liability-current (including operating lease liabilities-current of the consolidated variable interest entities without recourse to New Oriental of nil and US$376,177 as of May 31, 2019 and May 31, 2020, respectively)	384,239	—

Total current liabilities	2,479,364	2,006,224

Deferred tax liabilities, non-current (including deferred tax liabilities of the consolidated variable interest entities without recourse to New Oriental of US$18,607 and US$12,392 as of May 31, 2019 and May 31, 2020, respectively)	11,906	18,781
Long term loan (including Long term loan of the consolidated variable interest entities without recourse to New Oriental of nil and nil as of May 31, 2019 and May 31, 2020, respectively)	117,881	96,457
Operating lease liabilities (including operating lease liabilities of the consolidated variable interest entities without recourse to New Oriental of nil and US$1,054,149 as of May 31, 2019 and May 31, 2020, respectively)	1,077,923	—

Total long-term liabilities	1,207,710	115,238

Total liabilities	3,687,074	2,121,462

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	2,736,924	2,360,686

Non-controlling interests	132,887	164,411

Total equity	2,869,811	2,525,097

Total liabilities and equity	6,556,885	4,646,559

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	798,473	842,851

Operating cost and expenses (note 1)
Cost of revenues	391,080	371,241
Selling and marketing	117,986	105,931
General and administrative	279,152	288,759

Total operating cost and expenses	788,218	765,931
Gain on disposal of a subsidiary	—	52

Operating income	10,255	76,972

Less: Loss from fair value change of long-term investments	(17,965)	(29,044)
Other income, net	29,728	21,535
Provision for income taxes	(36,194)	(30,555)
Loss from equity method investments	(1,000)	(1,077)

Net (loss)income	(15,176)	37,831
Add: Net loss attributable to non-controlling interests	28,367	5,417

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	13,191	43,248

Net income per common share
- Basic	0.08	0.27
- Diluted	0.08	0.27
Net income per ADS (note 2)
- Basic	0.08	0.27
- Diluted	0.08	0.27

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	279,152	288,759
Less: Share-based compensation expenses in general and administrative expenses	18,147	24,401

Non-GAAP general and administrative expenses	261,005	264,358

Total operating cost and expenses	788,218	765,931
Less: Share-based compensation expenses	22,273	25,740

Non-GAAP operating cost and expenses	765,945	740,191

Operating income	10,255	76,972
Add: Share-based compensation expenses	22,273	25,740

Non-GAAP operating income(loss)	32,528	102,712

Operating margin	1.3%	9.1%
Non-GAAP operating margin	4.1%	12.2%
Net income attributable to New Oriental	13,191	43,248
Add: Share-based compensation expenses	17,349	22,783
Less: Gain from fair value change of long-term investments	17,965	29,044

Non-GAAP net income attributable to New Oriental	48,505	95,075

Net income per ADS attributable to New Oriental- Basic (note 2)	0.08	0.27
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.08	0.27
Non-GAAP net income per ADS attributable to New Oriental—Basic (note 2)	0.31	0.60
Non-GAAP net income per ADS attributable to New Oriental—Diluted (note 2)	0.30	0.60
Weighted average shares used in calculating basic net income per ADS (note 2)	158,540,080	157,849,975
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,577,047	159,066,864
Non-GAAP income per share—basic	0.31	0.60
Non-GAAP income per share—diluted	0.30	0.60

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended May 31
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	1,574	134
Selling and marketing	2,552	1,205
General and administrative	18,147	24,401

Total	22,273	25,740

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	3,578,682	3,096,491

Operating costs and expenses (note 1):
Cost of revenues	1,588,899	1,376,269
Selling and marketing	445,259	384,287
General and administrative	1,145,521	1,034,028

Total operating costs and expenses	3,179,679	2,794,584

Gain on disposal of a subsidiary	—	3,627

Operating income	399,003	305,534

Less: Loss from fair value change of long-term investments	(18,451)	(104,636)
Other income, net	107,284	114,951
Provision for income taxes	(134,362)	(85,714)
Income (Loss) from equity method investments	1,385	(2,289)

Net income	354,859	227,846
Add: Net loss attributable to non-controlling interests	58,474	10,219

Net income attributable to New Oriental Education & Technology Group Inc.	413,333	238,065

Net income per share attributable to New Oriental-Basic	2.61	1.50
Net income per share attributable to New Oriental-Diluted	2.59	1.50
Net income per ADS attributable to New Oriental-Basic (note 2)	2.61	1.50
Net income per ADS attributable to New Oriental-Diluted (note 2)	2.59	1.50

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	1,145,521	1,034,028
Less: Share-based compensation expenses in general and administrative expenses	55,606	69,997

Non-GAAP general and administrative expenses	1,089,915	964,031

Total operating costs and expenses	3,179,679	2,794,584
Less: Share-based compensation expenses	62,057	71,336

Non-GAAP operating costs and expenses	3,117,622	2,723,248

Operating income	399,003	305,534
Add: Share-based compensation expenses	62,057	71,336

Non-GAAP operating income	461,060	376,870

Operating margin	11.1%	9.9%
Non-GAAP operating margin	12.9%	12.2%
Net income attributable to New Oriental	413,333	238,065
Add: Share-based compensation expenses	52,371	68,379
Add: Loss from fair value change of long-term investments	18,451	104,636

Non-GAAP net income to New Oriental	484,155	411,080

Net income per ADS attributable to New Oriental- Basic (note 2)	2.61	1.50
Net income per ADS attributable to New Oriental- Diluted (note 2)	2.59	1.50
Non-GAAP net income per ADS attributable to New Oriental—Basic (note 2)	3.06	2.60
Non-GAAP net income per ADS attributable to New Oriental—Diluted (note 2)	3.03	2.58
Weighted average shares used in calculating basic net income per ADS (note 2)	158,429,576	158,293,890
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,536,890	159,039,345
Non-GAAP income per share—basic	3.06	2.60
Non-GAAP income per share—diluted	3.03	2.58

Notes:
Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:
	For the Year Ended May 31
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	2,224	134
Selling and marketing	4,227	1,205
General and administrative	55,606	69,997

Total	62,057	71,336

Note 2: Each ADS represents one common share.